Exhibit 99.1

April 2022

Board Gender Diversity Target

The Board of Directors (“Board”) of Celestica Inc. (the “Company”) clarifies its gender diversity target disclosed in the Management Information Circular filed on March 14, 2022 as follows:

The Board is committed to achieve the 30% target representation of women on the Board at or prior to the Company’s 2023 annual meeting of shareholders.